SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of September, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                    RYANAIR ANNOUNCES 2 NEW ROUTES FROM CORK

                           EAST MIDLANDS AND GLASGOW

Ryanair,  Europe's  largest low fares airline today  (Wednesday,  19th September
2007) announced two new routes from its Cork base to East Midlands and Glasgow. The new routes will start on 13th December and will operate daily, bringing the number of Ryanair destinations offered from Cork to 6.

Welcoming this expansion, Ryanair's Head of Communications Peter Sherrard said:

"We are delighted to announce these two new daily flights to East Midlands and Glasgow from Cork. This expansion will see Ryanair carry over 1 million passengers on its six routes from Cork in 2008, supporting 1,000 local jobs and generating a visitor spend of EUR150m.

"To celebrate Ryanair's further expansion in Cork, we are offering 100,000 free* seats on all of our routes from Cork to Dublin, East Midlands, Glasgow, Liverpool and London. We advise passengers to book today as bargains like this will be snapped up in record time".

Kevin Cullinane, Marketing Manager, Cork Airport said:

"Ryanair's announcement is fantastic news for our region. Cork is an important business centre and an ideal city break destination and we remain committed to expanding our route network for the benefit of all our customers. We very much look forward to welcoming many new visitors from the Glasgow area and from the East Midlands areas of Nottingham, Leicester and Derby."


* taxes and charges excluded

ENDS                            Wednesday, 19th September 2007

For further information:

Peter Sherrard - Ryanair        Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228          Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 September, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director